

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 1, 2015

Via e-mail
Fred E. Festa
President and Chief Executive Officer
GCP Applied Technologies Inc.
7500 Grace Drive
Columbia, Maryland 21044-4098

> **Re:**   **GCP Applied Technologies Inc.**
> **Form 10-12B**
> **Filed August 5, 2015**
> **File No. 001-37533**

Dear Mr. Festa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please supplementally advise us whether there are any fractional shares of Grace stock outstanding, and if so, how fractional shares will be treated in your pro rata, one-for-one distribution.

2. Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

3. Please revise the notes to your financial statements to provide the disclosures required by ASC 855-10-50-1.

Exhibit 99.1

Cautionary Statement Concerning Forward-Looking Statements, page 1

4. Please note that you cannot claim the protections of the safe harbors for forward-looking statements contained in Section 27A of the Securities Act, as this filing is not being made under the Securities Act, or Section 21E of the Exchange Act, as you are not currently subject to the reporting requirements of that Act.

Industry Data, page 2

5. Please revise your statement that "industry data included in this information statement, and estimates and beliefs based on that data, may not be reliable." Please note that you are responsible for the accuracy of the information in your filings.

Summary, page 3

6. Please revise here or in your Questions and Answers to discuss your plans to distribute the proceeds of the debt arrangements you will enter into prior to the spinoff to Grace, and the amount of that cash distribution. We note the sixth bullet under the heading *Risks Related to Our Business* on page 6.

7. Please discuss the cost of the spin-off transaction and which entity will bear that cost, either under this heading or in your Questions and Answers.

8. You state that you hold global and regional leadership positions in each of your businesses. When you discuss your position in various markets, please clarify what metrics you use to determine your position. Please also clarify which regions you hold leadership positions in, and how these leadership positions are defined.

Risks Factors, page 13

Following the separation, the Company will have debt obligations that could restrict our business … page 15

9. Please revise to discuss the risks associated with your distribution of the proceeds of the debt that you discuss here to Grace, including the impacts that this may have on your ability to repay the debt and your liquidity.

Selected Historical Combined Financial Data of GCP, page 25

10. Please present pro forma earnings per share.

Unaudited Pro Forma Combined Financial Statements, page 26

11. We note that you have not completed your pro forma financial statements. We remind you that when you provide completed pro forma financial statements we will need sufficient time to review them and may have additional comments. We also remind you that you should disclose the nature and amount of each pro forma adjustment and provide sufficient information for a reader to understand how each adjustment was calculated. On a preliminary basis, please address the following:

- Prepare and present both your annual and interim unaudited pro forma combined statements of operations as though the distribution occurred on January 1, 2014;

- Disclose and discuss the specific nature of all assets and liabilities to be transferred by Grace that were not included in your historical financial statements and more fully
- explain why they were not included and why they are being transferred;

- Disclose and discuss the terms of the Transition Services Agreements and any other material agreements that may impact your operations subsequent to the separation; and

- If you expect to incur any variable rate debt in connection with the separation, disclose the impact of a fixed change in interest rates on your pro forma results.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

12. Please revise to include management's views regarding the trends and uncertainties that have had or that you reasonably expect will have material impacts on your results of operations. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and revise your disclosure accordingly.

13. Please revise to discuss the fluctuations in the costs of raw materials from period to period and your ability to pass along these costs, as well as the impact on your results of operations.

Non-GAAP Financial Measures, page 31

14. We note you define segment gross margin to be gross margin adjusted for pension-related costs included in cost of goods sold. Given the modification, please consider revising the name of your measure to clearly indicate it is not gross margin.

Results of Operations, page 32

15. Please revise your disclosures related to your operating segments to address the following:

- Quantify the impact of and more explain the facts and circumstances related to the reclassification of certain expenses from cost of goods sold to operating expenses in SCC;

- Quantify the impact of and more explain the changes to your channel partner strategy and business model in SBM; and

- Quantify the impact of acquisitions.

Financial Condition, Liquidity and Capital Resources, page 51

16. We note your disclosure on page 10 that you intend to enter into new financing arrangements in anticipation of the distribution. We also note your intention to pay Grace a dividend. Please revise your disclosures to address the impact of the anticipated increase in debt on your future liquidity, including the potential risks and consequences of such debt.

Cash Resources and Available Credit Facilities, page 51

17. Given the significance of your foreign operations, please enhance your liquidity disclosures to quantify the amount of foreign cash and cash equivalents as of December 31, 2014 and March 31, 2015 and address the potential impact of having cash outside the United States on your liquidity.

Quantitative and Qualitative Disclosures about Market Risk, page 60

18. Please revise to include the quantitative information called for by Item 305(a) of Regulation S-K with regard to your currency hedging instruments. In addition, please clarify whether you use instruments to hedge raw material and energy costs, as implied by the final sentence under Commodity Price Risk, and if so, please provide the quantitative disclosure called for by Item 305(a) of Regulation S-K.

Properties, page 71

19. Please revise your chart to clearly indicate which properties are owned and which are leased. Please refer to Item 102 of Regulation S-K.

Legal Proceedings, page 72

20. We note the disclosure that "the ultimate resolution of some of these contingencies could, individually or in the aggregate, be material." Please disclose the information required by Item 103 of Regulation S-K, as applicable.

The Separation and Distribution, page 73

Conditions to the Distribution, page 76

21. Please disclose how you will communicate any decisions to abandon, modify or change the terms of the distribution to shareholders.

Combined Financial Statements

1. Basis of Presentation and Summary of Significant Accounting and Financial Reporting Policies, page F-8

22. For each period annual and interim statements of operations are required, please disclose management's estimate of what expenses would have been on a stand-alone basis, to the extent practicable, as required by Question 2 to SAB Topic 1:B:1.

4. Goodwill and Other Intangible Assets, page F-14

23. Please expand your goodwill roll-forward to include each period required by ASC 350-20-50-1.

6. Income Taxes, page F-16

24. Please address the factors that resulted in tax rates in foreign jurisdictions more significantly impacting your effective tax rate in 2014.

25. Please reconcile the disclosure that you have not provided taxes for undistributed earnings of foreign subsidiaries based on your expectation that these earnings will be permanently reinvested by those subsidiaries with the disclosure that Grace intends to repatriate undistributed earnings from certain foreign subsidiaries prior to the completion of the separation.

7. Pension Plans and Other Postretirement Benefit Plans, page F-20
Multiemployer Plans, page F-20

26. Please tell us your consideration of disclosing information similar to that required by ASC 715-80-50 regarding the Shared Plans. Additionally, please estimate the mark to

market adjustments not allocated to you and any unfunded or underfunded obligations you will assume subsequent to the distribution.

9. Commitments and Contingent Liabilities, page F-27

27. Please address the need to provide disclosures required by ASC 440-10-50-4.

10. Restructuring Expenses and Asset Impairments, page F-29

28. Please disclose the remaining carrying values of assets you impaired in 2014.

14. Operating Segment Information, page F-35

29. If applicable, please provide the geographic information for revenues and long-lived assets for each individually significant country as required by ASC 280-10-50-4.

30. Please explain to us how you considered ASC 280-10-50-40 in your determination that product line disclosures are not required. We note from your disclosures on page four and your product discussions beginning on page 62 that you appear to sell products across multiple product lines.

Interim Combined Balance Sheets, page F-43

31. Please reflect the intended dividend to Grace on a pro forma basis alongside your most recent historical balance sheet as required by SAB Topic 1:B:3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Greg Ostling (*via e-mail*)
       Wachtell, Lipton, Rosen & Katz